Filed Pursuant to Rule 424(b)(3)
Registration No. 333-160748

STEADFAST INCOME REIT, INC.
SUPPLEMENT NO. 23 DATED MARCH 4, 2013
TO THE PROSPECTUS DATED APRIL 24, 2012
This document supplements, and should be read in conjunction with, our prospectus dated April 24, 2012, as supplemented by Supplement No. 21, dated January 15, 2013, and Supplement No. 22, dated February 6, 2013, relating to our offering of up to $1,650,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 23 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 23 is to disclose:

•	the status of our public offering; and

•	our recent acquisition of Library Lofts East, a residential and commercial property located in Kansas City, Missouri.
Status of Our Public Offering
We commenced our initial public offering of up to $1,650,000,000 in shares of our common stock on July 19, 2010. As of March 1, 2013, we had received and accepted investors’ subscriptions for and issued 25,461,256 shares of our common stock in our public offering, resulting in gross offering proceeds of approximately $255,156,174. As of March 1, 2013, we had raised approximately $260,782,130 in gross offering proceeds in both our private and public offerings. Effective September 10, 2012, the offering price per share in our public offering is $10.24 and the offering price for shares issued pursuant to our distribution investment plan is $9.73.
As of March 1, 2013, approximately 125,037,600 shares of our common stock remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until the earlier of July 9, 2013 or the date on which the maximum offering amount has been sold.
Our Recent Acquisition of Library Lofts East
On February 28, 2013, or the closing date, we acquired from a third-party seller a fee simple interest in a 118-unit residential and 17,000 square foot commercial property located in Kansas City, Missouri known as Library Lofts East, or the Library Lofts property, through SIR Library Lofts, LLC, or SIR Library Lofts, a wholly-owned subsidiary of our operating partnership. With the acquisition of the Library Lofts property, we have invested over $618 million in 32 properties in ten states representing 7,096 units and 25,995 square feet of commercial space. Our first two properties were acquired in 2010, we added six properties in 2011, 22 properties in 2012, and have purchased two additional properties so far in 2013.
SIR Library Lofts acquired the Library Lofts property for an aggregate purchase price of $12,750,000, excluding closing costs. SIR Library Lofts funded the payment of the purchase price for the Library Lofts property with proceeds from our ongoing public offering. We intend to obtain mortgage financing on the Library Lofts property under normal and customary terms and conditions in the future.
An acquisition fee of approximately $257,000 was earned by Steadfast Income Advisor, LLC, our advisor, in connection with the acquisition of the Library Lofts property, which acquisition fee is expected to be paid to our advisor subject to the terms of our advisory agreement with our advisor. The capitalization rate for the Library Lofts property as of the closing of the acquisition was 7.0%.

The Library Lofts property is a 118-unit residential and 17,000 square foot commercial property comprised of one six-story building constructed in 1906 and one ten-story building constructed in 1923. Both buildings are conjoined and sit on a 0.48-acre site. The residential units at the Library Lofts property consist of a mix of studio, one, and two-bedroom units averaging 863 square feet per unit. Average in-place monthly residential rent at the Library Lofts property was approximately $889 as of February 28, 2013. Unit amenities at the Library Lofts property include high ceilings, hardwood floors, vintage architecture, spacious closets and fully appointed kitchens. In addition, select units include skylights. Property amenities include access to a fitness facility (with exercise equipment, pool, sauna, jacuzzi, and tanning beds), an attached parking garage, computer lounge, and a club room with pool table and indoor putting green. In addition, the property has a secured entrance and is monitored by courtesy patrol. Residential occupancy at the Library Lofts property was 98% as of February 28, 2013. We have engaged Embassy Properties, Inc., or Embassy, and Steadfast Management Company, Inc., or Steadfast Management, to jointly serve as the property manager for the Library Lofts property. SIR Library Lofts will pay Embassy and Steadfast Management a monthly management fee in an amount equal to 3.5% and 1.5%, respectively, of the Library Lofts property’s gross collections (as defined in each of the Property Management Agreements for Embassy and Steadfast Management).